DREYFUS PREMIER VALUE FUND
STATEMENT OF INVESTMENTS

January 31, 2006 (Unaudited)

Common Stocks--100.0%	Shares		Value ($)
Aerospace & Military Technology--.4%			
Empresa Brasileira de Aeronautica, ADR	12,700		**516,255**
Banking--11.5%			
Bank of America	31,508		1,393,599
Citigroup	98,501		4,588,177
JPMorgan Chase & Co.	106,872		4,248,162
Wachovia	44,000		2,412,520
Washington Mutual	39,300		1,663,176
			14,305,634
Basic Industries--4.2%			
Air Products & Chemicals	10,300		635,407
Alcoa	24,000		756,000
Arch Coal	7,000		607,040
Bowater	3,700		101,158
Martin Marietta Materials	30,500		2,585,790
Mosaic	32,300	a	499,358
			5,184,753
Beverages & Tobacco--2.5%			
Altria Group	43,500		**3,146,790**
Capital Goods--7.8%			
Avery Dennison	10,100		603,374
Emerson Electric	21,700		1,680,665
Lockheed Martin	9,000		608,850
Navistar International	38,700	a	1,052,640
NCR	32,100	a	1,192,515
Thermo Electron	31,200	a	1,049,568
Tyco International	49,500		1,289,475
United States Steel	5,500		328,625
United Technologies	31,900		1,862,003
			9,667,715
Construction & Housing--.7%			
3M	12,300		**894,825**
Consumer Durables--1.5%			
Johnson Controls	26,900		**1,862,556**
Consumer Non-Durables--4.0%			
Campbell Soup	25,900		775,187
Colgate-Palmolive	40,600		2,228,534
Del Monte Foods	39,000		416,910
General Mills	10,900		529,849

Nike, Cl. B	6,300	509,985
Polo Ralph Lauren	10,200	577,728
		5,038,193

Consumer Services--6.2%

Aramark, Cl. B	37,500	999,375
Brinker International	15,400	626,780
Cendant	23,200	388,368
Clear Channel Communications	56,700	1,659,609
CSK Auto	15,200 [a]	246,240
Entercom Communications	13,400 [a]	404,546
Liberty Global, Ser. C	19,100 [a]	386,202
McDonald's	32,200	1,127,322
Omnicom Group	14,800	1,210,492
Outback Steakhouse	13,600	628,728
		7,677,662

Energy--11.6%

Chevron	44,900	2,666,162
ConocoPhillips	44,000	2,846,800
Cooper Cameron	14,100 [a]	682,299
Diamond Offshore Drilling	8,400 [b]	712,908
ENSCO International	12,100	618,552
Exxon Mobil	36,760	2,306,690
Foundation Coal Holdings	7,000	311,220
Grant Prideco	14,900 [a]	746,341
Halliburton	16,300	1,296,665
Marathon Oil	17,700	1,360,599
Valero Energy	13,300	830,319
		14,378,555

Financial--20.2%

American International Group	31,727	2,076,849
AON	20,900	715,198
Capital One Financial	18,500	1,541,050
Chubb	29,900	2,821,065
E*Trade Financial	37,400 [a]	889,746
Freddie Mac	30,000	2,035,800
Genworth Financial, Cl. A	36,470	1,194,757
Goldman Sachs Group	8,600	1,214,750
Janus Capital Group	24,700	515,983
Merrill Lynch & Co.	46,200	3,468,234
PMI Group	50,200	2,170,146
PNC Financial Services Group	17,800	1,154,508
Radian Group	10,100	578,023
St. Paul Travelers Cos.	34,400	1,561,072
SunTrust Banks	15,800	1,128,910
Wells Fargo & Co.	31,400	1,958,104
		25,024,195

Food/Dairy Products--.5%

Dean Foods	16,700 [a]	**633,431**

Health Care--6.1%

Abbott Laboratories	30,700		1,324,705
Cephalon	8,600	[a]	609,654
Pfizer	100,200		2,573,136
WellPoint	16,500	[a]	1,267,200
Wyeth	38,000		1,757,500
			7,532,195
Insurance--2.5%			
Endurance Specialty Holdings	22,600		744,218
Metlife	12,900		647,064
MGIC Investment	9,700		640,297
Reinsurance Group of America	17,200		834,200
UnumProvident	13,000		264,290
			3,130,069
Merchandising--.3%			
Estee Lauder Cos., Cl. A	10,100		**368,347**
Technology--9.3%			
Automatic Data Processing	41,300		1,814,722
Ceridian	18,700	[a]	461,516
Cisco Systems	62,500	[a]	1,160,625
EMC/Massachusetts	56,500	[a]	757,100
Fairchild Semiconductor International	32,500	[a]	648,375
Freescale Semiconductor, Cl. A	6,900	[a]	173,604
Hewlett-Packard	58,800		1,833,384
International Business Machines	13,600		1,105,680
Microsoft	56,800		1,598,920
Motorola	19,000		431,490
RF Micro Devices	93,400	[a]	679,952
Tellabs	64,900	[a]	830,071
			11,495,439
Transportation--2.4%			
Airtran Holdings	33,600	[a]	569,184
Union Pacific	27,100		2,397,266
			2,966,450
Utilities--8.3%			
Alltel	9,600		576,288
AT & T	172,000		4,463,400
Constellation Energy Group	9,700		565,219
Entergy	6,400		444,864
Exelon	10,900		625,878
Leap Wireless International	2,900	[a]	107,300
NRG Energy	48,300	[a,b]	2,331,441
PG & E	16,700		623,077
Sprint Nextel	26,300		602,007
			10,339,474
Total Common Stocks			
(cost $102,411,372)			**124,162,538**

Short-Term Investment--.3%	Principal Amount ($)	Value ($)

U.S. Treasury Bills;		
4.17%, 3/30/2006		
(cost $333,776)	336,000	**333,786**

Investment of Cash Collateral for Securities Loaned--2.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $2,504,050)	2,504,050 [c]	**2,504,050**
Total Investments (cost $105,249,198)	**102.3%**	**127,000,374**
Liabilities, Less Cash and Receivables	**(2.3%)**	**(2,900,286)**
Net Assets	**100.0%**	**124,100,088**

ADR - American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At January 31,2006, the total market value of the fund's securities on loan is $2,432,913 and the total market value of the collateral held by the fund is $2,504,050.*

[c] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.